UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For May 12, 2014

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On May 12, 2014, Fuwei Films (Holdings) Co., Ltd. (the “Company”), issued a press release announcing that the Company has learned that the successful bidder, Shandong SNTON Optical Materials Technology Co., Ltd. ("SNTON") in the fifth public auction of 6,912,503 (or 52.9%) of the Company's outstanding ordinary shares (the "Shares") held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation ("Hongkong Ruishang"), to handle all the formalities and procedures in connection with the public auction. As a result of the entrusted arrangement, the Company believes Hongkong Ruishang is the controlling party of the Shares acquired in the fifth public auction and not SNTON.

According to publicly available information in the People's Republic of China, SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the "Group"). Mr. Xiusheng Wang, the Chairman of the Board of Directors of the Group, is also the Chairman of Hongkong Ruishang.

A copy of the press release is attached hereto as Exhibit 99.1 to this Form 6-K.

Exhibits

99.1      Press Release dated May 12, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Title:	Xiaoan He Chairman, Chief Executive Officer

Dated: May 13, 2014